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                                                      EXHIBIT 99.3 --
                                                      PRESS RELEASE DATED
                                                      MAY 18, 1998

N E W S  R E L E A S E

OzEmail Seeks Listing on Australian Stock Exchange

FOR MORE INFORMATION CONTACT:
Sean Howard - Sydney, Australia - (+612) 9433 2400

Sydney, Australia, May 18, 1998 - OzEmail Limited (Nasdaq: OZEMY), the leading provider of comprehensive Internet services in Australasia, today announced that on Friday May 15 it filed an application for listing on the Australian Stock Exchange.

"Since our Initial Public Offering of American Depositary Shares ("ADSs") on the NASDAQ National Market in the United States, we have experienced growing interest from the investment community in Australia," said OzEmail Chairman, Malcolm Turnbull. "Our decision to list on the Australian Stock Exchange will provide Australian investors with a convenient means of investment in OzEmail."

Since its inception in September 1994, the Company has achieved its position in the Australian Internet connectivity market through the provision of a strong network, a focus on customer service, and the continued roll-out of value-added services to both the commercial and residential market. Rather than following market trends in the world's most dynamic industry sector, OzEmail has chosen to lead the market, with our Internet telephony service offering being the most apparent example.
It is now recognised internationally that the Internet is a viable carrier of long distance and international telephone calls. OzEmail Interline, an 88%-owned controlled entity of OzEmail, is pursuing strategies to develop this exciting growth opportunity.

"OzEmail has been a significant part of the growth of the Internet in Australia. Many of our approximately 200,000 corporate, educational and residential subscribers have been with the company for years," said OzEmail Chief Executive Officer, Sean Howard. "Listing on the ASX makes it easier for those customers who have an interest in our future to become more than customers."

The Company is seeking a compliance listing, which requires it to have at least 500 shareholders, and is not seeking to raise capital through the issuance of new shares.

In order to meet this requirement, three founding Directors have offered shares. Under this Secondary Offer, a total of 3 million shares (the equivalent of 300,000 ADSs) in OzEmail are being made available for sale from share holdings controlled by Sean Howard, Malcolm Turnbull and Trevor Kennedy.

The offer is expected to open on Tuesday 19 May, 1998 and will only be open for a limited time. The Shares will be priced at 90% of the $A equivalent per Share of the closing US$ price of OzEmail American Depositary Shares (each of which represents 10 Shares) on NASDAQ in the USA on Monday May 18 1998. If the price, based on the same formula, at the closing of the offer period is lower, then this price will apply.

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The listing is being underwritten by ANZ Securities.  A Share Offer
Document has been prepared and is available from ANZ Securities. To register to receive a copy of the Share Offer Document call 13 13 70. Australian resident investors are invited to apply to purchase Shares in minimum parcels of 1000 ordinary shares plus stamp duty at 0.6%.
Applications for Shares thereafter are to be applied for in whole multiples of 100 shares.

About OzEmail

OzEmail is the leading provider of comprehensive Internet services in Australia. The Company's Internet services are designed to meet the different needs of its residential and enterprise customers ranging from low cost dial up to high performance, continuous access services integrating the Company's ISDN offering and consulting expertise.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may differ materially from actual future events or results. The future performance of the Company involves risks and uncertainties that could cause actual results to differ markedly from those anticipated by such forward-looking statements. Such risks include but are not limited to the following: a limited operating history for the Company; potential fluctuations in operating results; competition; pricing pressure; dependence on third-party suppliers of hardware and software; shortage of modems; dependence on telecommunications carriers; management of growth; limited market; a need for and risks of international expansion; the existence of a new and uncertain market; customer retention issues; rapid technological change; security risks; the risk of system failure; formal licensing and joint marketing agreements; patents and proprietary rights; infringement claims; changes in government regulation; risks associated with providing content including potential liability; dependence on key personnel and need to hire additional qualified personnel; uncertainty of currency exchange rates; need for additional capital; enforceability of civil liabilities; antitakeover impact of Australian foreign investment restrictions; control of the Company by the Board of Directors; and possible volatility of ADS price. For a more complete description of certain of such risks and uncertainties, we refer you to the documents that the Company has filed from time to time with the Securities and Exchange Commission ("SEC") including its registration statement on Form F-1 dated May 28, 1996, its 1996 Form 10-K dated March 31, 1997, and its Form 10-Qs dated August 13, 1996, November 14, 1996, May 8, 1997, August 13, 1997, and November 14, 1997.



___________________________
Michael Ward
Vice President Corporate Relations
OzEmail Ltd

p  612 9433 2498
f  612 9906 5222
e  relate@ozemail.com.au
m  0411 53 3000
_____________________